Filed Pursuant to Rule 424(b)(3)
Registration No. 333-102760, 333-102760-01

SUPPLEMENT DATED MARCH 14, 2005 TO PROSPECTUS SUPPLEMENT
DATED MARCH 10, 2005

$500,000,000
GCO ELF Student Loan Asset-Backed Notes
Series 2005-1

Certain information in the Prospectus Supplement dated March 10, 2005  is being updated by this Supplement dated March 14, 2005.  This Supplement is to be read in conjunction with the Prospectus Supplement and is subject to the same limitations and qualifications set forth therein.  The information under the heading “Risk Factors” is updated to add the following at the end thereof:

Auction rate notes may be subject to liquidity and yield risks

            You may not be able to sell some or all of your auction rate notes at an auction if the auction fails; that is, if there are more auction rate notes offered for sale than there are buyers for those auction rate notes. Also, if you place hold orders (orders to retain auction rate notes) at an auction only at a specified rate, and that specified rate exceeds the rate set at the auction, you will not retain your auction rate notes.  Finally, if you place a buy order for auction rate notes or submit a hold order for auction rate notes, in either case without specifying a minimum rate, and the auction sets a below-market rate, you may receive a below-market rate of return on your auction rate notes.  See “Description of the Notes – Auction Rate Securities” in the accompanying prospectus.

            As noted above, if there are more auction rate notes offered for sale than there are buyers for those auction rate notes in any auction, the auction will fail and you may not be able to sell some or all of your auction rate notes at that time. The relative buying and selling interest of market participants in your auction rate notes and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the issuer, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the accounting or tax treatment accorded the instruments, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally.  Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.

            According to published news reports, the SEC has requested information from a number of broker-dealers regarding certain of their practices in connection with auction rate securities, such as the practices described under the heading “Plan of Distribution” of this prospectus supplement.  The underwriters of this offering have advised us that they, as participants in the auction rate securities markets, have received a letter from the SEC requesting that they voluntarily conduct an investigation regarding certain of their practices and procedures in connection with those markets. The underwriters have informed us that they are cooperating with the SEC in providing the requested information.  No assurance can be given as to whether the results of this process will affect the market for the auction rate notes or the auctions procedures.